FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

November 17, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On November 17, 2003, NovaGold Resources Inc. and its subsidiary, SpectrumGold Inc., announced that SpectrumGold has received final drill results from its fall core drill program at the Galore Creek Project located in Northwestern British Columbia. Results from this initial drill program confirm the presence of higher grade gold and copper mineralization over bulk mineable widths. These new drill results will be integrated into an updated resource estimate for the project in early 2004 that will be the basis for an independent Preliminary Economic Assessment Study undertaken by Hatch Engineering and targeted for completion in the 2nd quarter of 2004.

Item Five - Full Description of Material Change

On November 17, 2003, NovaGold Resources Inc. and its subsidiary, SpectrumGold Inc., announced that SpectrumGold has received final drill results from its fall core drill program at the Galore Creek Project located in Northwestern British Columbia. Results from this initial drill program confirm the presence of higher grade gold and copper mineralization over bulk mineable widths. These new drill results will be integrated into an updated resource estimate for the project in early 2004 that will be the basis for an independent Preliminary Economic Assessment Study undertaken by Hatch Engineering and targeted for completion in the 2nd quarter of 2004.

SpectrumGold completed this initial 10,000 foot (3,000 meter) drill program in late October. Four broad areas of the deposit were tested to both verify the previous results, and to better understand deposit variability, zonation and mineralization controls. Three drill profiles were completed in the Main deposit targeting the North Gold Zone, South Gold Zone and the Central Replacement Zone. A fourth area of drilling targeted the Southwest Breccia Zone. A map was included in the press release.

Particular emphasis was directed at understanding the gold variability in the deposit. The results have demonstrated the presence of increased gold and copper grades in the deposit through a focus on potential structural controls. All eight core holes completed by SpectrumGold in this initial program were drilled as angle holes to test this structural component. Both the gold and copper grades were higher than anticipated from previous vertical drilling and averaged 3 g/t gold equivalent or 2% copper equivalent over 120 meters (390 feet) average width (see table of results).

Mineralization in the Main deposit area consists of higher grade disseminated and replacement styles of sulfide mineralization in favorable volcanic and intrusive host rocks. These zones of higher grade gold and copper mineralization occur as a series of stacked tabular zones that begin at the surface and are separated by intervening intrusive units that are barren or contain lower grade mineralization. A diagram showing a cross section was included in the press release.

In the Main deposit, higher gold values are associated with strong disseminated chalcopyrite mineralization. Broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite. The Southwest Breccia is a separate deposit developed in a breccia body immediately south of the main deposit.

Drill hole 441 was targeted to test both an upper mineralized horizon and the potential for a lower mineralized zone. The hole successfully intersected the upper horizon with 159 meters (520 feet) grading 2.6 g/t gold equivalent or 1.7% copper equivalent. This drill hole also encountered a completely new mineralized horizon and bottomed in strongly mineralized material. The intercept totaled 65 meters (214 feet) in width and graded 2.3 g/t gold equivalent or 1.4% copper equivalent. This new discovery was based on new modeling of the deposit by SpectrumGold using MineSight 3-D software.

The mineralization in this newly discovered zone is similar in style to the Central Replacement Zone with 3-5% disseminated and massive chalcopyrite mineralization throughout. This zone is entirely open up and down dip and to the south where previous drilling has not tested the projected continuation of the new zone. The discovery of this new mineralization demonstrates the potential to define significant new resources at the Galore Creek Project both within the Main and Southwest Zones and in the 10 other surrounding target areas as well as on the adjoining Copper Canyon property under option from Eagle Plains Resources. A table entitled "2003 Galore Creek Significant Drill Hole Intercepts (including previously released drill holes DH-436, 437, 438 and 439)" was included in the press release.

This drill program and sampling protocol were completed with oversight by qualified person Joe Piekenbrock, Vice President of Exploration for NovaGold and SpectrumGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

SpectrumGold announced in August 2003 an agreement to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc. The Galore Creek Project is located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine that produces 350,000 ounces of gold annually. The project lies west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia.

Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. During the first three years of the agreement SpectrumGold will make payments totaling US$300,000, with US$20 million to be paid over the subsequent 5 years, at which time the company will own a 100% interest in the project with no retained royalties or back-in rights.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto and Anglo American from the early 1960’s through 1991, management believes that the system remains open and that the exploration concept would be to outline a large bulk mineable resource with grades exceeding 2.0 to 3.0 g/t gold equivalent within the larger mineralized system.

SpectrumGold, a 56%-owned subsidiary of NovaGold Resources Inc., was recently listed on the Toronto Stock Exchange on October 27, 2003 trading under the symbol SGX. SpectrumGold also trades on the US OTC under symbol SPGDF. SpectrumGold has 20.9 million shares outstanding and holds options for 100% interests in two advanced stage properties including the 5 million ounce Galore Creek gold-silver-copper project and five early stage properties all in Western Canada. More information is available online at: www.spectrumgold.net.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold trade under the symbol NRI on the Toronto Stock Exchange. More information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 25th day of November, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release

SpectrumGold Continues to Hit High Grades at Galore Creek

17 November 2003 - Vancouver
SpectrumGold Inc. (TSX: SGX) and NovaGold Resources Inc. (TSX: NRI)

Highlights

  Results from the Final Four Drill Holes Continue to Exceed Expectations. Drill Intercepts for the Entire Initial Program Averaged 120 meters (390 feet) grading 3 g/t Gold Equivalent or 2% Copper Equivalent(1).
  Discovery of a New Mineralized Zone Demonstrates Resource Expansion Potential. Drill Hole 441 Intersected 65 meters (214 feet) grading 2.3 g/t gold equivalent or 1.4% copper equivalent and Bottomed in Ore Grade Mineralization.
  Hatch Engineering Working on Updated Resource Estimate and Independent Preliminary Economic Assessment Study Targeted for 2nd Quarter 2004
Final Drill Results Show Additional Higher Grade Gold and Copper Zones

SpectrumGold has received final drill results from its fall core drill program at the Galore Creek Project located in Northwestern British Columbia. Results from this initial drill program confirm the presence of higher grade gold and copper mineralization over bulk mineable widths. These new drill results will be integrated into an updated resource estimate for the project in early 2004 that will be the basis for an independent Preliminary Economic Assessment Study undertaken by Hatch Engineering and targeted for completion in the 2nd quarter of 2004. SpectrumGold completed this initial 10,000 foot (3,000 meter) drill program in late October. Four broad areas of the deposit were tested to both verify the previous results, and to better understand deposit variability, zonation and mineralization controls. Three drill profiles were completed in the Main deposit targeting the North Gold Zone, South Gold Zone and the Central Replacement Zone. A fourth area of drilling targeted the Southwest Breccia Zone (see attached map).

Particular emphasis was directed at understanding the gold variability in the deposit. The results have demonstrated the presence of increased gold and copper grades in the deposit through a focus on potential structural controls. All eight core holes completed by SpectrumGold in this initial program were drilled as angle holes to test this structural component. Both the gold and copper grades were higher than anticipated from previous vertical drilling and averaged 3 g/t gold equivalent or 2% copper equivalent over 120 meters (390 feet) average width (see table of results).

Mineralization in the Main deposit area consists of higher grade disseminated and replacement styles of sulfide mineralization in favorable volcanic and intrusive host rocks. These zones of higher grade gold and copper mineralization occur as a series of stacked tabular zones that begin at the surface and are separated by intervening intrusive units that are barren or contain lower grade mineralization (see cross section).

In the Main deposit, higher gold values are associated with strong disseminated chalcopyrite mineralization. Broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite. The Southwest Breccia is a separate deposit developed in a breccia body immediately south of the main deposit.

New Mineralized Zone Discovered Demonstrating Resource Expansion Potential

Drill hole 441 was targeted to test both an upper mineralized horizon and the potential for a lower mineralized zone. The hole successfully intersected the upper horizon with 159 meters (520 feet) grading 2.6 g/t gold equivalent or 1.7% copper equivalent. This drill hole also encountered a completely new mineralized horizon and bottomed in strongly mineralized material. The intercept totaled 65 meters (214 feet) in width and graded 2.3 g/t gold equivalent or 1.4% copper equivalent. This new discovery was based on new modeling of the deposit by SpectrumGold using MineSight 3-D software.

The mineralization in this newly discovered zone is similar in style to the Central Replacement Zone with 3-5% disseminated and massive chalcopyrite mineralization throughout. This zone is entirely open up and down dip and to the south where previous drilling has not tested the projected continuation of the new zone. The discovery of this new mineralization demonstrates the potential to define significant new resources at the Galore Creek Project both within the Main and Southwest Zones and in the 10 other surrounding target areas as well as on the adjoining Copper Canyon property under option from Eagle Plains Resources.

2003 Galore Creek Significant Drill Hole Intercepts (including previously released drill holes DH-436, 437, 438 and 439)

								Gold	Copper
Drill Hole	From	To	Width	Width	Gold	Silver	Copper	Equiv	Equiv
Number	m	m	m	feet	g/t	g/t	%	g/t	%
DH-436	27.1	176.0	148.9	488.5	1.86	5.2	0.70	3.0	1.9
Including	38.7	66.0	27.3	89.6	2.20	6.8	1.54	4.7	3.0
DH-437	15.6	180.0	164.4	539.4	1.52	8.5	1.16	3.5	2.2
Including	21.3	94.0	72.7	238.5	2.64	16.4	2.15	6.2	4.0
DH-438	130.0	204.0	74	242.8	0.37	7.3	0.89	1.9	1.2
Including	158.0	184.0	26	85.3	0.44	10.2	1.19	2.5	1.6
And	258.0	326.0	68	223.1	0.31	11.3	1.48	2.8	1.8
Including	262.0	284.0	22	72.2	0.53	17.3	2.72	5.0	3.2
DH-439	148.0	262.60	114.6	376.0	1.98	9.4	1.17	3.9	2.5
Including	216.0	248.00	32	105.0	2.82	11.6	2.07	6.2	4.0
DH-441(2)	41.6	200.3	158.7	520.6	0.79	7.9	1.10	2.6	1.7
Including	111.9	142.0	30.1	98.8	1.41	13.4	2.34	5.3	3.4
And	394.0	459.3	65.3	214.3	0.23	10.8	1.20	2.3	1.4
Including	428.0	459.3	31.3	102.7	0.27	14.0	1.68	3.1	2.0
DH-442	170.5	356.0	185.5	608.6	0.88	4.0	0.81	2.2	1.4
Including	200.0	223.4	23.4	76.8	1.72	4.7	1.02	3.4	2.2
And	260.0	308.0	48.0	157.5	1.00	5.1	1.19	2.9	1.9
DH-444	128.0	212.0	84.0	275.6	1.10	4.3	0.67	2.2	1.4
Including	152.0	172.0	20.0	65.6	2.81	7.8	1.18	4.8	3.0
DH-445	26.0	149.0	123.0	403.5	0.28	17.4	2.09	3.8	2.4
Including	97.5	134.1	36.6	120.1	0.50	24.0	3.59	6.5	4.1
Note: (1) Gold and Copper equivalent calculations use metal prices of US$350/oz for gold, US$5/oz for silver and US$0.80/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. (2) Drill hole 441 bottomed in mineralization. (3) Drill holes 440 and 443 were lost in overburden and not sampled.

This drill program and sampling protocol were completed with oversight by qualified person Joe Piekenbrock, Vice President of Exploration for NovaGold and SpectrumGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Galore Creek Project

SpectrumGold announced in August 2003 an agreement to acquire a 100% interest in the Galore Creek gold-silver-copper project from subsidiaries of Rio Tinto plc and Anglo American plc. The Galore Creek Project is located approximately 75 kilometers northwest of Barrick Gold’s Eskay Creek gold-silver mine that produces 350,000 ounces of gold annually. The project lies west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia.

Under the terms of the agreement, SpectrumGold has an option to acquire a 100% interest in the project by completing a pre-feasibility study and making payments to the parties totaling US$20.3 million within a period of 8 years. During the first three years of the agreement SpectrumGold will make payments totaling US$300,000, with US$20 million to be paid over the subsequent 5 years, at which time the company will own a 100% interest in the project with no retained royalties or back-in rights.

Galore Creek is one of the largest and highest grade alkalic intrusive-related gold-silver-copper deposits in North America. Based on the extensive historic work carried out by Rio Tinto and Anglo American from the early 1960’s through 1991, management believes that the system remains open and that the exploration concept would be to outline a large bulk mineable resource with grades exceeding 2.0 to 3.0 g/t gold equivalent within the larger mineralized system.

About SpectrumGold

SpectrumGold, a 56%-owned subsidiary of NovaGold Resources Inc., was recently listed on the Toronto Stock Exchange on October 27, 2003 trading under the symbol SGX. SpectrumGold also trades on the US OTC under symbol SPGDF. SpectrumGold has 20.9 million shares outstanding and holds options for 100% interests in two advanced stage properties including the 5 million ounce Galore Creek gold-silver-copper project and five early stage properties all in Western Canada. More information is available online at: www.spectrumgold.net.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold trade under the symbol NRI on the Toronto Stock Exchange. More information is available online at: www.novagold.net.

For more information on NovaGold or SpectrumGold contact:

Greg Johnson, Vice President, Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, CFO and Corporate Secretary
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

SpectrumGold Inc.
Galore Creek Project
Deposit Outline -1991 Kennecott Resource Estimate
North Gold Zone
N
GC03-439
GC03-442
GC03-444
Airstrip
West Fork of Galore Creek
GC03-438
Main Deposit
GC03-445
Central Replacement Zone
South Gold Zone
New Discovery Area
GC03-441
Camp
Southwest Deposit
Southwest Creek
GC03-437
GC03-436
Upper Airstrip
0
200m

Galore Creek Project
SpectrumGold Inc.
Section 6033N - Looking North
DH03-441
41.6m – 200.3m 158.7m
@ 1.1% Cu 0.79 gpt Au,
7.9 gpt Ag
Including, 30.1m @
2.34% Cu, 1.41 gpt Au,
13.4 gpt Ag
?
New Discovery
394.0m – 459.3m
65.3m @ 1.20% Cu
0.23 gpt Au 10.8 gpt Ag
Including, 31.3m @
1.68% Cu, 0.27 gpt Au,
14.0 gpt Ag
Bottom of hole in ore grade mineralization
East Fault
100m